FOR IMMEDIATE RELEASE

Contact:        Dan Goldstein, Chairman, Formula Systems (1985) Ltd.
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.
203-255-7902

FORMULA SYSTEMS (1985) LTD. ANNOUNCES EXERCISE OF OPTIONS TO ACQUIRE 500,000 ORDINARY SHARES

Herzliya, Israel, December 23, 2003, - Formula Systems (1985) Ltd., (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced the exercise of options to acquire 500,000 ordinary shares of the Company.  The Company granted the options in August 2000 to Shandol Ltd. (at that time a wholly owned subsidiary of the Company, which was subsequently sold to Formula Vision Technologies (F.V.T.) Ltd.).

The exercise price of the abovementioned options was at a price per share that reflects the average closing share price of the Company's shares on the Tel Aviv Stock Exchange during the last 14 trading days preceding the exercise notice.  Formula has been informed that Shandol resold the 500,000 shares in transactions on the Tel Aviv Stock Exchange.

Following the above exercise and a previous sale of treasury shares by the Company last month in transactions on the Tel Aviv Stock Exchange, the amount of outstanding shares of the Company is 10,800,000 ordinary shares.

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements.  Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: successful consummation of the transactions contemplated in this press release, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F.  Formula undertakes no obligation to publicly release any revision to any forward looking statement.